

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 11, 2015

Scott Woodrow
President and Chief Executive Officer
ehāve, Inc.
250 University Avenue, Suite 200
Toronto, ON M5H 3E5
Canada

> **Re:** **ehāve, Inc. (formerly 2304101 Ontario Inc.)**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 16, 2015**
> **File No. 333-207107**

Dear Mr. Woodrow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 21, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. You revised the fee table to include common shares issuable upon the exercise of warrants, which will be issued to each investor that purchases common stock. You do not appear to be registering these warrants. Please tell us what exemption you rely upon for the issuance of the warrants or revise your fee table to include the warrants. To the extent you include the warrants in the fee table, file a form of warrant agreement for the warrants that are issued with the common stock to be sold by you. In this regard, we note that the agreement included in exhibit 10.4 refers to securities that are not registered.

Overview, page 5

2.   Regarding your response to prior comment 7, please tell us which part of the supplemental data provides support for your statement that the cognitive assessment and training market size is estimated at $2.4 billion in 2015.

Risk Factors, page 8

3.   We note your response to prior comment 8; however, it is unclear without further disclosure how David Lubin & Associates, PLLC intends to resolve conflicts that may arise in situations where acting in your best interest conflicts with its obligations under the escrow agreement, for example in the event of a dispute between you and a purchaser over subscription proceeds held in escrow. It appears that risk factor disclosure addressing risks relating to the dual roles of David Lubin as counsel to the company and as escrow agent for this offering may be warranted. Please advise.

Development or assertions by us…, page 10

4.   Regarding your response to prior comment 9 and consistent with the language in the last sentence of the third paragraph on page 36, please further clarify your risk factor to state that all the developed intellectual property belongs to the Hospital.

Dilution, page 26

5.   Refer to prior comment 12 and further revise your disclosure to indicate the total cash consideration paid by directors, senior management, and affiliated persons and the amount to be paid under the proposed offering. To provide an appropriate comparison, you should consider disclosing for both existing and new investors the total amount of cash consideration paid, the number of shares received, and the average price per share.

Directors, Senior Management, and Employees

Background Information, page 46

6.   We note the revisions to Mr. Woodrow's business experience made in response to prior comment 17. Please clarify his role at 2110345 Ontario and its relationship to NView. Also clarify his position at NView Management.

Certain Relationships and Related Party Transactions, page 49

7.   We note that you have not included the loan to Mr. Woodrow for $8,770. Please revise to include the disclosure required by Item 7.B.2 of Form 20-F and clarify whether the loan remains outstanding.

Item 8. Exhibits and Financial Statement Schedules, page 53

8.   We note you have included multiple Exhibits 101 that have not been filed with your registration statement. Please revise to remove these exhibit items from the Exhibit Index or advise.

Exhibit 5.1

9.   Your legality opinion requires significant revision. Please file a legality opinion that opines on whether each of the securities you intend to register will be legally issued, fully paid, and non-assessable. Refer to section II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011). If you are also registering warrants, you should note that counsel must opine that the warrants are a binding obligation in accordance with II.B.1.f of Staff Legal Bulletin No. 19. In addition, for shares to be offered by selling shareholders, the opinion must state that shares are legally issued, fully paid, and non-assessable. Finally, include any schedules referred to in your opinion.

Exhibit 10.19

10.   The subscription agreement that you filed in response to prior comment 21 does not include the warrants that are issued to investors of the common stock. Please advise or file a subscription agreement that includes the warrants.

Exhibit 10.20

11.   Please tell us how the escrow agreement complies with Exchange Act Rule 10b-9(a) to promptly return the funds to purchasers when the minimum amount is not sold within 90 days. In this regard, we note that paragraph 5 of the agreement only obliges you to promptly notify the escrow agent that the offering is terminated and provide written instructions.

Statements of operations and other comprehensive loss, page F-3

12.   We note that you revised your filing to include net loss per share as required by ASC 260-10-45-2. However, your current disclosures do not meet the requirements set forth in ASC 260-10-50-1. Please revise.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC